SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) ___September 9, 2004_____

Slippery Rock Financial Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	0-21720	25-1674381
(State of other jurisdiction or incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 South Main Street, Slippery Rock, Pennsylvania	16057
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code _____(724) 794-2210_____

Not Applicable
(Former name or former address, if changed since last report)

Item 8.01.   Other Events

On September 15, 2004, Slippery Rock Financial Corporation ("Slippery Rock") issued a press release announcing the results of its special meeting of shareholders. At the meeting, the shareholders approved an amended and restated agreement and plan of merger dated as of July 15, 2004 providing, among other things, for the merger of Slippery Rock with and into F.N.B. Corporation.

Item 9.01.   Financial Statements and Exhibits

This press release is furnished as Exhibit 99.1 to this Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 15, 2004

SLIPPERY ROCK FINANCIAL CORPORATION
(Registrant)

By: /s/ Mark A. Volponi
        Mark A. Volponi
        Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

DATE: September 15, 2004

CONTACT: Mark Volponi, CFO
                       724-794-2210 ext. 6421

SLIPPERY ROCK FINANCIAL CORPORATION ANNOUNCES
RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

Slippery Rock, Pa. – Slippery Rock Financial Corporation ("Slippery Rock") announced the results of its special meeting of shareholders held on Thursday, September 9, 2004. At the meeting, Slippery Rock's shareholders approved the Amended and Restated Agreement and Plan of Merger by and between the Company and F.N.B. Corporation ("F.N.B.") whereby Slippery Rock will merge with and into F.N.B.

Under the terms of the merger agreement, shareholders of Slippery Rock will be entitled to elect to receive $28.00 in cash or 1.41 common shares of F.N.B. per share of Slippery Rock common stock. The merger agreement allocation procedures provide for the exchange of 15 percent of Slippery Rock shares for cash, and the remaining Slippery Rock shares exchanged for F.N.B. common stock.

Shareholders have until September 23, 2004 to submit a properly completed Letter of Transmittal and Form of Election as to their election.

Pending receipt of regulatory approvals, the parties expect the transaction to be completed on October 8, 2004.

Slippery Rock Financial Corporation is the parent corporation of The First National Bank of Slippery Rock. The bank offers a complete array of financial services including investment and trust services. It operates 9 branches throughout Butler, Lawrence and Mercer Counties. The stock trades in the local over-the-counter market and is quoted on the OTC Bulletin Board system under the symbol "SRCK."

Note: This press release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to various factors. These factors include operating, legal and regulatory risks, the future financial condition of borrowers, costs related to the proposed merger with F.N.B. Corporation, changing economic conditions and other risks and uncertainties.